SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

89bio Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons Pontifax 5 G.P. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,134,671[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,134,671[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,671[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of (a) 668,732 shares held by Pontifax (Israel) V, L.P., (b) 178,623 shares held by Pontifax (Cayman) V, L.P., (c) 259,816 shares held by Pontifax (China) V, L.P. and (d) 27,500 shares held by Pontifax Late Stage Fund L.P. (“Late Stage L.P.”). Pontifax 5 G.P. L.P. (“Pontifax 5 GP”) is the general partner of each of Pontifax (Israel) V, L.P., Pontifax (Cayman) V, L.P., and Pontifax (China) V, L.P. (collectively, the “Pontifax Entities”). Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management”) is the general partner of Pontifax 5 GP. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Late Stage L.P. is an affiliate of the Reporting Persons listed in this report who de facto control Late Stage L.P.. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and Late Stage L.P., and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 282559103	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons Pontifax Management 4 G.P. (2015) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,134,671[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,134,671[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,671[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) CO

1.	Consists of (a) 668,732 shares held by Pontifax (Israel) V, L.P., (b) 178,623 shares held by Pontifax (Cayman) V, L.P., (c) 259,816 shares held by Pontifax (China) V, L.P. and (d) 27,500 shares held by Late Stage L.P.. Pontifax 5 GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax 5 GP.. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Late Stage L.P. is an affiliate of the Reporting Persons listed in this report who de facto control Late Stage L.P.. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and Late Stage L.P., and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 282559103	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☐ (d) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,134,671[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,134,671[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,671[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 668,732 shares held by Pontifax (Israel) V, L.P., (b) 178,623 shares held by Pontifax (Cayman) V, L.P., (c) 259,816 shares held by Pontifax (China) V, L.P. and (d) 27,500 shares held by Late Stage L.P.. Pontifax 5 GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax 5 GP.. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Late Stage L.P. is an affiliate of the Reporting Persons listed in this report who de facto control Late Stage L.P.. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and Late Stage L.P., and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 282559103	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(e) ☐ (f) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,134,671[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,134,671[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,671[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 668,732 shares held by Pontifax (Israel) V, L.P., (b) 178,623 shares held by Pontifax (Cayman) V, L.P., (c) 259,816 shares held by Pontifax (China) V, L.P. and (d) 27,500 shares held by Late Stage L.P.. Pontifax 5 GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax 5 GP.. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Late Stage L.P. is an affiliate of the Reporting Persons listed in this report who de facto control Late Stage L.P.. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and Late Stage L.P., and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 282559103	13G	Page 6 of 11 Pages

Introductory Note: This Schedule 13G is filed on behalf of Pontifax 5 G.P. L.P., a limited partnership organized under the laws of the State of Israel, Pontifax Management 4 G.P. (2015) Ltd., an Israeli company, Ran Nussbaum and Tomer Kariv (the “Reporting Persons”), in respect of shares of common stock of 89bio Inc.

Item 1(a).	Name of Issuer:

89bio Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

535 Mission Street, 14th Floor, San Francisco, CA 94105

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Pontifax 5 G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

Pontifax 5 G.P. L.P. - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management 4 G.P. (2015) Ltd. - 14 Shenkar St. Herzliya, 46140, Israel

Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel

Tomer Kariv - 14 Shenkar St. Herzliya, 46140, Israel

Item 2(c).	Citizenship:

Pontifax 5 G.P. L.P. is organized in the State of Israel, Pontifax Management 4 G.P. (2015) Ltd. is incorporated in the State of Israel, Ran Nussbaum and Tomer Kariv are citizens of the State of Israel.

Item 2(d).	Title of Class of Securities: Shares of Common Stock

Item 2(e).	CUSIP Number: 282559103

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 282559103	13G	Page 7 of 11 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,134,6711

(b)	Percent of class:

8.2%1

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,134,671[1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,134,671[1]

1.	Consists of (a) 668,732 shares held by Pontifax (Israel) V, L.P., (b) 178,623 shares held by Pontifax (Cayman) V, L.P., (c) 259,816 shares held by Pontifax (China) V, L.P. and (d) 27,500 shares held by Late Stage L.P.. Pontifax 5 GP is the general partner of each of the Pontifax Entities. Pontifax Management is the general partner of Pontifax 5 GP.. Mr. Tomer Kariv and Mr. Ran Nussbaum are the directors of Pontifax Management. Late Stage L.P. is an affiliate of the Reporting Persons listed in this report who de facto control Late Stage L.P.. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax Entities and Late Stage L.P., and the inclusion of such shares in this Schedule 13G, as amended, shall not be deemed to be an admission of beneficial ownership of the reported shares.

CUSIP No. 282559103	13G	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 282559103	13G	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

PONTIFAX 5 G.P. L.P.

By:	/s/ Pontifax Management 4 G.P. (2015) Ltd.
Name:	Pontifax Management 4 G.P. (2015) Ltd.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 282559103	13G	Page 10 of 11 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2020, by and among Pontifax 5 G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

CUSIP No. 282559103	13G	Page 11 of 11 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the shares of 89bio Inc., dated as of February 14, 2020, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2020

PONTIFAX 5 G.P. L.P.

By:	/s/ Pontifax Management 4 G.P. (2015) Ltd.
Name:	Pontifax Management 4 G.P. (2015) Ltd.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV